January 31, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Gentlemen:

We have read Item 4.01 of Form 8-K dated January 31, 2006 of Patient Infosystems, Inc. and are in agreement with the statements contained in the sixth and seventh paragraphs of Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/Ernst & Young LLP